Exhibit 99.1

Media Release

September 14, 2016

TELUS announces debt offering

U.S.$600 million notes with 2.80 per cent interest rate maturing in 2027

Proceeds to repay outstanding commercial paper and for general corporate purposes

Vancouver, B.C. — TELUS announced today an offering of U.S.$600 million senior unsecured notes with a 10-year maturity. The notes are being offered through a syndicate of underwriters led by Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, and Wells Fargo Securities, LLC. Closing of the offering is expected to occur on or about September 19, 2016.

The 2.80 per cent 10-year notes were priced at U.S.$991.89 per U.S.$1000 principal amount for an effective yield of 2.891 per cent per annum and will mature on February 16, 2027.

The net proceeds will be used to repay approximately U.S.$453 million of outstanding commercial paper and for general corporate purposes.

TELUS will be filing a prospectus supplement to its amended and restated short form base shelf prospectus dated August 30, 2016 with the securities regulatory authority in each of the provinces of Canada.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian or United States securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the amended and restated short form base shelf prospectus or the prospectus supplement.

Copies of the amended and restated short form base shelf prospectus and the prospectus supplement relating to the offering of the notes filed with securities regulatory authorities in Canada and the United States may be obtained from the Executive Vice-President, Corporate Affairs, Chief Legal Officer and Corporate Secretary of TELUS at 510 W. Georgia St., 23rd Floor, Vancouver, British Columbia V6B 0M3 (telephone 604.695.6420). Copies of these documents are also available electronically, at no charge, on the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators (“SEDAR”), at www.sedar.com, and on the Electronic Data Gathering, Analysis, and Retrieval system, administered by the U.S. Securities and Exchange Commission (“EDGAR”) at www.sec.gov.

Forward Looking Statements

This news release contains statements about future events, including the anticipated closing date of the offering, and the financial and operating performance of TELUS that are forward-

looking. By their nature, forward-looking statements require the company to make assumptions and predictions and are subject to inherent risks and uncertainties. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors (such as regulatory and government decisions, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, the competitive environment, and the economic performance in Canada) could cause actual future performance and events to differ materially from that expressed in the forward-looking statements. Accordingly, this news release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in the 2016 first and second quarter Management’s discussion and analysis and in the 2015 annual report, and in other TELUS public disclosure documents and filings with securities commissions in Canada (on SEDAR at sedar.com) and in the United States (on EDGAR at sec.gov). Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $12.6 billion of annual revenue and 12.5 million customer connections, including 8.4 million wireless subscribers, 1.6 million high-speed Internet subscribers, 1.4 million residential network access lines and 1.0 million TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video, and is Canada’s largest healthcare IT provider.

For more information about TELUS, please visit telus.com.

For more information, please contact:

Ian McMillan

TELUS Investor Relations

(604) 695-4539

ir@TELUS.com

Shawn Hall

TELUS Media Relations

(604) 695-6500

Shawn.Hall@TELUS.com